July 30, 2007

MANAGEMENT’S DISCUSSION AND ANALYSIS

This management’s discussion and analysis, dated July 30, 2007, should be read in conjunction with Fording Canadian Coal Trust’s (the Trust’s) unaudited consolidated financial statements and the notes thereto for the quarter ended June 30, 2007, management’s discussion and analysis and consolidated financial statements for the year ended December 31, 2006, and other public disclosure documents of the Trust.

The Trust reports its financial information in Canadian dollars and all monetary amounts set forth herein are expressed in Canadian dollars unless otherwise stated.

Fording Canadian Coal Trust

The Trust is an open-ended mutual fund trust created pursuant to a declaration of trust and governed by the laws of Alberta. The Trust does not carry on any active business. The Trust directly and indirectly owns all of the interests of Fording LP, which holds a 60% interest in Elk Valley Coal Partnership. The Trust uses the cash it receives from its investments to make quarterly distributions to its unitholders.

References to "we" and "our" in management's discussion and analysis are to the Trust and its subsidiaries. References to Elk Valley Coal refer, as the context requires, to Elk Valley Coal Partnership or to the Trust's 60% interest in Elk Valley Coal Partnership and certain financial transactions of our subsidiaries that relate to the business, such as foreign exchange forward contracts and mineral taxes.

Elk Valley Coal

Elk Valley Coal is a general partnership between Fording LP and an affiliate of Teck Cominco Limited. An affiliate of Teck Cominco Limited is the managing partner of Elk Valley Coal and is responsible for managing its business and affairs, subject to certain matters that require the agreement of all partners. Our consolidated financial statements reflect our proportionate interest in Elk Valley Coal.

Elk Valley Coal is the second largest supplier of seaborne hard coking coal in the world. Hard coking coal is a type of metallurgical coal that is used primarily for making coke by integrated steel mills, which account for approximately two-thirds of worldwide steel production. The seaborne hard coking coal market is characterized by the global nature of international steel making, the relative concentration of quality metallurgical coal deposits in Australia, Canada and the United States and the comparatively low cost of seaborne transportation.

Elk Valley Coal has an interest in six mining operations. The Fording River, Coal Mountain, Line Creek and Cardinal River operations are wholly-owned. The Greenhills operation is a joint venture in which Elk Valley Coal has an 80% interest and is accounted for on a proportionate basis. The Elkview operation is a limited partnership in which Elk Valley Coal owns, directly and indirectly, a 95% general partnership interest.  The Elkview operation is consolidated into the accounts of Elk Valley Coal.

Non-GAAP Financial Measures

This management's discussion and analysis refers to certain financial measures, such as distributable cash, cash available for distribution, sustaining capital expenditures, and net income from continuing operations before unusual items, future income taxes and unrealized gains or losses on foreign exchange forward contracts, that are not measures recognized under generally accepted accounting principles (GAAP) in Canada or the United States, and do not have standardized meanings prescribed by GAAP. These measures may differ from those made by other issuers, and accordingly, may not be comparable to such measures as reported by other trusts or corporations. We discuss these measures, which have been derived from our financial statements and applied on a consistent basis, because we believe that they are of assistance in the understanding of the results of our operations and financial position and are meant to provide further information about the ability of the Trust to earn and distribute cash to unitholders.

Fording Canadian Coal Trust

July 30, 2007

Cash available for distribution is the term used by us to describe the cash that is available for distribution to unitholders. Actual distributions of cash to unitholders are made after being declared by the Trustees in accordance with our distribution policy.

Sustaining capital expenditures refers to expenditures in respect of capital asset additions, replacements or improvements required to maintain business operations. The determination of what constitutes sustaining capital expenditures requires the judgment of management.

Net income from continuing operations before unusual items, future income taxes and unrealized gains or losses on foreign exchange forward contracts is a non-GAAP measure of earnings. It adds back to net income from continuing operations in accordance with GAAP the impact of future taxes and unrealized gains or losses on foreign exchange forward contracts, which are non-cash, as well as unusual items that are significant and not expected to be recurring.

Controls and Procedures

Management is responsible for establishing and maintaining adequate disclosure controls and internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable, but not absolute, assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external reporting purposes in accordance with GAAP. Internal control over financial reporting may not prevent or detect fraud or misstatements because of limitations inherent in any system of internal control. There were no significant changes in the design or effectiveness of the Trust's disclosure controls or internal controls over financial reporting in the second quarter of 2007.

Overview

The table below summarizes our financial results from continuing operations.

	Three months ended		Six months ended
(millions of Canadian dollars,	June 30		June 30
except as noted)	2007	2006	2007	2006

Revenue	$418.3	$459.8	$768.8	$933.2
Income from operations	$116.8	$172.2	$212.1	$389.4
Net income from continuing operations	$106.4	$139.7	$183.2	$304.9
Add (deduct):
Change in accounting rules for in-process inventory	-	-	-	31.7
Increase in unrealized gains on foreign
exchange forward contracts	(58.0)	-	(65.1)	-
Future income tax expense	80.0	11.2	80.9	10.8

Net income from continuing operations before unusual
items, future income taxes and unrealized gains or
losses on foreign exchange forward contracts	$128.4	$150.9	$199.0	$347.4

Basic and diluted net income from continuing operations
per unit	$0.72	$0.95	$1.24	$2.08
Net income from continuing operations per unit before
unusual items, future income taxes and unrealized
gains or losses on foreign exchange forward
contracts	$0.87	$1.03	$1.35	$2.37

Fording Canadian Coal Trust

July 30, 2007

Second Quarter

Our second quarter net income from continuing operations decreased by $33 million to $106 million in 2007 and our income from operations decreased by $55 million to $117 million.  Major items impacting net income from continuing operations in the second quarter of 2007 were the increase in non-cash unrealized gains on our foreign exchange forward contracts of $58 million and the non-cash future income tax expense of $79 million recorded as a result of the new tax legislation for income trusts that was enacted during the quarter. Net income from continuing operations before unusual items, future income taxes and unrealized gains or losses on foreign exchange forward contracts was $128 million in the second quarter compared with $151 million in 2006, which reflects lower U.S. dollar prices for the 2007 coal year that commenced April 1, 2007, partially offset by higher sales volumes and lower unit transportation costs.

Revenue decreased by $42 million due primarily to lower U.S. dollar coal prices for the 2007 coal year, partially offset by higher sales volumes.  In addition, the realized gains or losses on our foreign exchange forward contracts are no longer included in revenue because the contracts have not been designated as hedges under the new accounting rules for financial instruments that became effective on January 1, 2007.  Realized gains on these contracts were $15 million for the second quarter of 2007, which are now included in other non-operating income. Realized gains on our foreign exchange forward contracts of $11 million were included in revenue in the second quarter of 2006.

Year-to-Date

Year-to-date net income from continuing operations decreased by $122 million to $183 million in 2007 and income from operations decreased by $177 million to $212 million. Major items impacting net income from continuing operations in the first half of 2007 were the increase in non-cash unrealized gains on our foreign exchange forward contracts of $65 million and the non-cash future income tax expense of $79 million recorded as a result of the new tax legislation for income trusts.  Net income from continuing operations before unusual items, future income taxes and unrealized gains or losses on foreign exchange forward contracts was $199 million in 2007 compared with $347 million in 2006, which primarily reflects lower U.S. dollar coal prices and a higher realized U.S./Canadian dollar exchange rate during 2007 compared with 2006, as well as higher unit cost of product sold in 2007.

Revenue decreased by $164 million due primarily to successively lower U.S. dollar coal prices for each of the 2007 and 2006 coal years.  In addition, realized gains on our foreign exchange forward contracts of $45 million were included in revenue in 2006.  Realized gains on these contracts were $5 million for 2007 year-to-date, which are now included in other non-operating income.

Cash Available for Distribution

The cash available for distribution from our investments in the quarter was $135 million ($0.92 per unit) compared with $147 million ($1.00 per unit) in 2006. The distributions declared by the Trust were $0.65 per unit for the second quarter compared with $1.00 per unit in 2006. The cash available for distribution for the second quarter of 2007 includes $31 million ($0.21 per unit) of distributable cash from the sale of NYCO, which will be considered in determining the third quarter distribution.

Financial Position

Our net working capital position increased by $80 million from $127 million at December 31, 2006 to $207 million at June 30, 2007.  Current assets at June 30, 2007 include the fair value of our outstanding foreign exchange forward contracts of $65 million.  Under the new accounting rules for financial instruments that became effective on January 1, 2007, our outstanding foreign exchange forward contracts, which are not designated as hedges under the new rules, are carried on our balance sheet at fair value with changes in fair value recorded as unrealized gains or losses in the income statement.

There were no significant changes in long-term debt balances since December 31, 2006.  The Canadian dollar equivalent amount of the Trust's U.S. dollar-denominated long-term bank debt has decreased by $25 million due to the significant strengthening of the Canadian dollar in 2007.

Fording Canadian Coal Trust

July 30, 2007

Results of Operations

Elk Valley Coal (Trust's share)

	Three months ended			Six months ended
(millions of Canadian dollars,		June 30			June 30
except as noted)	2007		2006	2007		2006
Statistics
Coal production (millions of tonnes)	3.7		3.3	6.8		6.8
Coal sales (millions of tonnes)	3.8		3.5	6.6		6.6
Average sales price (US$ per tonne)	$100.70		$116.10	$102.70		$119.00
Operations (per tonne)
Average sales price [1]	$110.90		$133.00	$116.30		$142.10
Cost of product sold	$39.50		$39.20	$42.20		$38.90
Transportation	$34.50		$37.40	$35.90		$37.60
Income from operations
Revenue	$418.3		$459.8	$768.8		$933.2
Cost of product sold	148.8		135.4	278.8		255.3
Transportation	130.2		129.5	237.6		247.1
Selling, general and administration	9.1		10.2	14.8		17.8
Depreciation and depletion	13.4		12.5	25.5		23.6
Income from operations	$116.8		$172.2	$212.1		$389.4

[1]	The amounts for 2006 include the effects of our foreign exchange forw ard contracts of approximately $3.20 per tonne for the second quarter and $6.80 per tonne for the six month period.

Coal sales volumes of 3.8 million tonnes for the second quarter were 9% higher than 2006 levels.  On a year-to-date basis, coal sales volumes of 6.6 million tonnes were unchanged from 2006, as the increased volumes in the second quarter were offset by lower volumes in the first quarter of 2007, which was caused by rail transportation problems.

Average U.S. dollar coal prices in the quarter decreased approximately 13% to $101 per tonne as a result of lower prices for the 2007 coal year, which commenced April 1, 2007. Average U.S. dollar coal prices year-to-date decreased 13% to $103 per tonne as a result of successive decreases in prices for the 2006 and 2007 coal years.  The first half of 2006 included sales at the 2005 and 2006 coal year prices, which were both higher than the 2007 coal year prices that were included in the second quarter of 2007.

The decreases in the average Canadian dollar sales price of 17% for the quarter and 18% for the year-to-date were greater than the percentage decreases in the average U.S. dollar prices primarily because the 2006 Canadian dollar prices included realized gains on our foreign exchange forward contracts of approximately $3.20 per tonne for the second quarter and $6.80 per tonne for the first half.  Our forward contracts are not designated as hedges under the new accounting rules for financial instruments that became effective on January 1, 2007, and accordingly, realized gains or losses on the contracts are no longer included in revenue or in the average Canadian dollar sales price.  Realized gains on the forward contracts were $15 million in the second quarter of 2007, which is included in other non-operating income. If the realized gains on the forward contracts had been included in revenue in 2007, the average Canadian dollar sales price for the second quarter would have been approximately $115 per tonne.

Fording Canadian Coal Trust

July 30, 2007

The revenue variances for the quarter and year-to-date are summarized in the following table:

(millions of Canadian dollars)	Second Quarter	Year-to-Date
Revenue for the period ended June 30, 2006	$460	$933
Variance attributed to higher coal sales volumes	40	6
Realized gains on foreign exchange forw ard contracts
included in revenue in 2006	(11)	(45)
Variance attributed to low er U.S. dollar coal prices	(62)	(121)
Variance attributed to the change in the U.S./Canadian
dollar exchange rate	(9)	(4)
Revenue for the period ended June 30, 2007	$418	$769

The significant strengthening of the Canadian dollar that occurred in the second quarter of 2007 highlights the sensitivity of our results to fluctuations in the U.S./Canadian dollar exchange rate. Further and sustained strengthening of the Canadian dollar, in the absence of increases in U.S. dollar coal prices or cost reductions, would place downward pressure on margins. Consequently, a non-cash impairment charge against certain of our assets or reductions in reported reserves could be required in a future period.

Elk Valley Coal's unit cost of product sold increased slightly to $39.50 per tonne for the second quarter of 2007 compared with $39.20 per tonne for the second quarter of 2006.  The benefits of lower strip ratios and higher production levels, which reduce the fixed costs per tonne of coal produced, in the second quarter of 2007 were generally offset by higher input costs and longer haul distances.  The unit cost of product sold increased by 8% to $42.20 per tonne year-to-date in 2007 compared with $38.90 per tonne in 2006 due primarily to the unplanned shutdowns in the first quarter of 2007, which were caused by rail transportation problems, as well as higher input costs.

Unit transportation costs decreased by 8% to $34.50 per tonne for the second quarter of 2007 compared with $37.40 in 2006. On a year-to-date basis, unit transportation costs decreased by 5% to $35.90 per tonne compared with $37.60 per tonne in 2006.  The decreases in transportation costs for the quarter and year-to-date are due primarily to lower contractual rail rates and lower average selling prices upon which certain of our port loading rates are based. Vessel demurrage costs increased by approximately $2 per tonne for both the second quarter and the year-to-date periods due to the continuing low inventories at the ports and longer vessel wait times caused by the rail transportation problems in the fourth quarter of 2006 and the first quarter of 2007.

NYCO - Discontinued Operation

The sale of NYCO was completed in June 2007 for proceeds of US$34 million ($37 million), net of withholding taxes.  The proceeds received net of income taxes paid and payable exceeded the net carrying value of NYCO, which resulted in an additional gain of $4 million being recorded upon closing of the sale. NYCO is presented as a discontinued operation in the accompanying financial statements.  The net proceeds from the sale of NYCO, less estimated income taxes payable on the sale of $6 million, are $31 million.

Fording Canadian Coal Trust

July 30, 2007

Other Income and Expenses

	Three months ended		Six months ended
	June 30		June 30
(millions of Canadian dollars)	2007	2006	2007	2006
Interest expense	$(4.7)	$(4.7)	$(9.7)	$(8.5)
Net foreign exchange gains on revaluation of U.S. dollar-
denominated cash, accounts receivable and long-term debt	$13.5	$4.4	$15.6	$8.7
Realized gain on foreign exchange forw ard contracts	15.0	-	5.3	-
Unrealized gain on foreign exchange forw ard contracts	58.0	-	65.1	-
Change in accounting policy for in-process inventory	-	-	-	(31.7)
Other	2.4	(1.0)	2.1	(3.7)
	$88.9	$3.4	$88.1	$(26.7)

Other income and expense items for the second quarter and first half of 2007 include realized gains of $15 million and $5 million, respectively, on the foreign exchange forward contracts that matured during the quarter.  Prior to 2007, realized gains and losses on the forward contracts were included in revenue because the contracts were designated as hedges under the previous accounting rules for financial instruments.  Further, under the new accounting rules that became effective on January 1, 2007, our foreign exchange forward contracts, which are not designated as hedges, are carried on our balance sheet at fair value with changes in fair value recorded as unrealized gains or losses in the income statement.  The fair value of the contracts at June 30, 2007 was $65 million and is recorded as an unrealized gain. The increase in the unrealized gain on the contracts during the second quarter of $58 million is included in other income and expenses.

Income Taxes

On June 22, 2007, the Federal Government of Canada enacted new tax legislation that results in the taxation of existing income and royalty trusts, other than certain real estate investment trusts, at effective rates similar to Canadian corporations commencing in 2011.  As a result, the Trust recorded a long-term future tax liability, and a non-cash charge to income tax expense of $79 million in the second quarter. The charge is based on estimated gross temporary differences of approximately $250 million that are expected to reverse after 2010, which, using an effective tax rate of 31.5%, results in a future tax liability of $79 million at June 30, 2007.  The temporary differences relate primarily to the difference between the net book value of our capital assets for accounting purposes and their tax basis.  The estimates of temporary differences and the timing of their reversal after 2010 are complex and require significant judgment by management.  These estimates may change in the future and the future tax liability and income tax expense may fluctuate as a result of changes in these estimates.

Income tax expense also includes British Columbia mineral taxes and Alberta Crown royalties assessed on the cash flows of Elk Valley Coal, which were $15 million for the second quarter and $28 million for the first half of 2007, compared with $31 million and $49 million, respectively, in 2006.  The decreases in British Columbia mineral taxes and Alberta Crown royalties correspond to the reduction in the taxable cash flows of Elk Valley Coal due primarily to lower selling prices.

Cash Available for Distribution

Cash available for distribution is the term used by us to describe the cash that is available for distribution to unitholders. Cash available for distribution is not a term recognized by GAAP in Canada and it is not a term that has a standardized meaning. Accordingly, cash available for distribution when used in this document and our other disclosures may not be comparable with similarly named measures presented by other trusts. Actual distributions of cash to unitholders are made after being declared by the Trustees in accordance with the distribution policy of the Trust.

Fording Canadian Coal Trust

July 30, 2007

Generally, cash available for distribution refers to all of the cash received by the Trust from its direct and indirect investments in Elk Valley Coal and NYCO, less specified costs and unit redemptions. Cash available for distribution is derived from cash flows from the operations of the Trust's subsidiaries, including its proportionate interest in Elk Valley Coal, before changes in non-cash working capital, less sustaining capital expenditures to the extent not funded by debt or equity, principal repayments on debt obligations and any amount allocated to reserves. Sustaining capital expenditures refers to expenditures in respect of capital asset additions, replacements or improvements required to maintain business operations. The determination of what constitutes sustaining capital expenditures requires the judgment of management. Reserves, which are a discretionary decision of the Trust and its subsidiaries, and of Elk Valley Coal, may be established that would reduce cash available for distribution, in order to meet any short-term or long-term need for cash. Such reserves established at the Elk Valley Coal level have the effect of reducing amounts distributed by Elk Valley Coal to its partners; however, such allocations must be authorized by special resolution of the partners and Elk Valley Coal is required to make reasonable use of its operating lines for working capital purposes.

The cash available for distribution from the Trust's investments and the distributions made by the Trust are set forth in the table below.

	Three months ended			Six months ended
	June 30			June 30
(millions of Canadian dollars)	2007	2006		2007	2006

Cash from operating activities	$139.8	$185.9		$213.0	$380.3
Add (deduct): $			$
Increase in non-cash working capital	(18.2)	(30.0)		(10.2)	(18.9)
Sustaining capital expenditures	(13.7)	(5.5)		(17.4)	(9.4)
Capital lease payments	$(0.4)	(0.4)		$(0.8)	(0.8)
Proceeds from the sale of NYCO, net of taxes paid
and payable	30.5	-		30.5	-
Other	(2.8)	(2.7)		(2.5)	(2.4)
Cash reserve	-	-		-	-

Cash available for distribution and distributable cash	$135.2	$147.3		$212.6	$348.8

Distributions declared	$95.9	$147.0		$191.5	$352.8

Average number of units outstanding (millions)	147.4	147.0		147.2	147.0

Per unit amounts:
Cash available for distribution	$0.92	$1.00		$1.44	$2.37
Distributions declared	$0.65	$1.00		$1.30	$2.40

As of June 30, 2007, the cumulative cash available for distribution since the formation of the Trust has exceeded distributions to unitholders by approximately $37 million, or $0.25 per unit.  Excluding the distributable proceeds from the sale of NYCO, the cumulative cash available for distribution has exceeded distributions by approximately $6 million, or $0.04 per unit. The proceeds from the sale of NYCO will be considered in determining the third quarter distribution.

Fording Canadian Coal Trust

July 30, 2007

Liquidity and Capital Resources

Cash and cash equivalents were $147 million at June 30, 2007, up slightly from $141 million at December 31, 2006. Our net working capital position increased by $80 million from $127 million at December 31, 2006 to $207 million at June 30, 2007.  Current assets at June 30, 2007 include the fair value of our outstanding foreign exchange forward contracts of $65 million.

Accounts receivable decreased by $33 million or 26% since December 31, 2006 due primarily to increased sales of accounts receivable under Elk Valley Coal's facility, which allows it to sell certain of its U.S. dollar accounts receivables on a non-recourse basis.  This facility is renewed annually and during the second quarter of 2007 the maximum amount of this facility was increased from US$75 million to US$100 million. The Trust's portion of accounts receivable sold and outstanding under this facility was US$41 million at June 30, 2007 compared with US$8 million at December 31, 2006.

Our operating cash flows are lower in 2007 than in 2006.  Cash flows from operating activities are largely influenced by the results of Elk Valley Coal, which have decreased in 2007 due primarily to lower sales prices. Cash flows from operating activities include changes in working capital that can fluctuate from period to period.

Capital spending increased to $14 million and $20 million for the second quarter and first half of 2007, respectively, due primarily to planned sustaining capital projects.  The following table summarizes our capital spending for our continuing operations (excluding NYCO):

	Three months ended		Six months ended
	June 30		June 30
(millions of Canadian dollars)	2007	2006	2007	2006
Sustaining capital	$13.7	$5.5	$17.4	$9.4
Expansion capital	-	1.0	2.5	3.2
	$13.7	$6.5	$19.9	$12.6

Long-term debt, excluding capital leases, decreased by $25 million to $284 million at June 30, 2007 from $309 million at December 31, 2006 due to the strengthening of the Canadian dollar on the U.S. dollar-denominated debt. Other uses of bank facilities include letters of credit or guarantees, of which our share was $51 million, leaving our share of unused bank facilities at $185 million as of June 30, 2007.

There have been no significant changes since December 31, 2006 with regards to purchase commitments and obligations. There are no capital projects or major purchase commitments expected in 2007 that will significantly reduce the available capital resources.  Adequate credit facilities are available to fund working capital, expected capital spending requirements for expansion plans and other requirements. We anticipate that Elk Valley Coal will have the ability to generate sufficient funds from operating and financing activities to maintain its productive capacity and to fund planned growth and development activities.

During the first quarter of 2007, we implemented a Premium DistributionTM and Distribution Reinvestment Plan. The plan allows eligible Canadian and U.S.-resident unitholders of the Trust to reinvest their distributions, net of any withholding taxes, in additional trust units issued from treasury at a 5% discount to the average market price defined in the plan on the applicable distribution payment date.  The Premium DistributionTM component of the plan allows certain Canadian-resident unitholders to have these additional trust units exchanged for a premium cash distribution equal to 102% of the cash distribution that such eligible unitholders would otherwise have received on the applicable distribution payment date.  For the second quarter of 2007, approximately 15% of our unitholders elected to participate in the plan.  Approximately 410,000 Trust units were issued in July 2007 in lieu of cash distributions of approximately $14 million.  On a year-to-date basis, approximately 850,000 units have been issued in lieu of cash distributions of approximately $25 million.

Fording Canadian Coal Trust

July 30, 2007

To help manage exposure to currency fluctuations and their effect on unitholder distributions, foreign exchange forward contracts are used to fix the rate at which certain future anticipated flows of U.S. dollars are exchanged into Canadian dollars. The Trust enters into foreign exchange forward contracts when sales contracts for the coal year are settled.  The forward contracts mature throughout the coal year in order to fix the rate at which our share of anticipated receipts of U.S. dollars from coal sales, net of U.S. dollar expenses, are exchanged into Canadian dollars.  At June 30, 2007, the Trust had US$695 million of foreign exchange forward contracts outstanding at an average U.S./Canadian dollar exchange rate of US$0.87. All of these contracts will mature prior to March 31, 2008. The Trust has not hedged any anticipated cash receipts past March 31, 2008.

Summary of Quarterly Results

Our quarterly results reflect the variability of Elk Valley Coal's business. Net income also includes the significant impact of a number of unusual transactions and events. Net income from continuing operations before unusual items and future income taxes is influenced largely by coal prices, the U.S./Canadian dollar exchange rate, coal sales volumes and cost of coal product sold and coal transportation costs.

	2007		2006				2005
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Coal statistics
Sales (millions of tonnes)	3.8	2.8	3.5	3.5	3.5	3.1	3.4	3.8
Average CDN$ prices (per tonne)	$110.90	$123.50	$122.60	$124.40	$133.00	$152.30	$153.50	$146.70
Cost of product sold (per tonne)	39.50	45.80	36.40	42.60	39.20	38.60	34.20	36.50
Transportation (per tonne)	34.50	37.80	36.80	35.60	37.40	37.80	36.40	36.40

(millions of Canadian dollars)
Revenue	$418.3	$350.5	$424.9	$440.3	$459.8	$473.3	$529.2	$559.9
Income from operations	116.8	95.3	149.8	143.7	172.3	217.1	265.2	263.3
Net income from continuing operations	106.4	76.8	114.6	123.3	139.8	165.2	218.1	426.9
Net income	117.0	77.0	68.6	123.8	140.2	165.3	218.3	427.3
Net income from continuing operations
before unusual items,
future income taxes and
unrealized gains or losses
on foreign exchange
forward contracts	128.4	70.6	116.6	120.0	150.8	196.5	243.1	238.5
Cash available for distribution	135.2	77.4	146.5	122.5	147.3	201.5	247.4	253.2
Distributions declared	95.9	95.6	139.7	117.6	147.0	205.8	235.2	264.6

Demand for coal is dependent on the requirements of integrated steel mill customers. These customers largely determine the shipping schedule and, therefore, the timing of coal sales. Coal prices are typically negotiated for each coal year commencing April 1. Realized prices depend on U.S. dollar price settlements, whether coal sales volumes from one coal year are carried over into the following year, and the U.S./Canadian dollar exchange rate. The cost of product sold has been trending up over the past number of quarters largely because of the rising cost of mining inputs. The cost of product sold in the third quarter of each year tends to be higher than other quarters due to the timing of plant shutdowns that affect costs and production volumes, then lower in the fourth quarter due to high equipment availabilities. Transportation costs are primarily rail haulage charges and port loading fees, which are, in part, dependant on coal prices.

Outlook

Elk Valley Coal completed negotiations for all of its anticipated coal sales for the 2007 coal year commencing April 1, 2007. The average coal price for the 2007 coal year is forecast to be approximately US$91 per tonne, down from US$107 in 2006. The weighted average price of 2007 calendar year coal sales is expected to be approximately US$96 per tonne, down from US$113 in 2006.

Fording Canadian Coal Trust

July 30, 2007

Expectations for Elk Valley Coal's sales volumes for the 2007 calendar year remain at 21.5 to 23 million tonnes.  Sales volumes are seasonally lower in the third quarter due to scheduled maintenance shutdowns.

Expectations of costs for 2007 are unchanged from our previous guidance.  Cost of product sold for the 2007 calendar year is expected to be in the range of $40 to $42 per tonne and transportation costs are expected to be approximately $35 to $36 per tonne.  Unit cost of product sold is seasonally higher in the third quarter due to scheduled maintenance shutdowns.

Sustaining capital expenditures for the Trust for 2007 are expected to be $50 million, unchanged from our previous guidance.

The union labour agreement at the Cardinal River operation expired on June 30, 2007 and negotiations for a renewal agreement are ongoing.

Global demand for metallurgical coal is currently strong and global supply is constrained, which has placed upward pressure on metallurgical coal prices in the spot market.  The spot market is very thinly traded and Elk Valley Coal's ability to take advantage of short-term fluctuations in prices is limited by its use of annual contracts.  Elk Valley Coal's prices are essentially fixed until the start of the 2008 coal year, which commences April 1, 2008.

Number of Units Outstanding

There were approximately 147.5 million trust units outstanding on June 30 and approximately 147.9 million outstanding on July 26, 2007. Approximately 24,600 options were outstanding under the exchange option plan on the respective dates.

Changes in Accounting Policies

Financial Instruments, Hedges and Comprehensive Income

CICA Handbook section 3855, Financial Instruments - Recognition and Measurement, section 3865, Hedges, and section 1530, Comprehensive Income, became applicable to us on January 1, 2007.

Section 3855 established standards for recognizing and measuring financial instruments and non-financial derivatives. The standard specifies how financial instruments should be recorded on the balance sheet and how gains and losses from the changes in fair value of financial instruments should be recognized. The standard effectively provides the option of carrying all financial instruments on the balance sheet at fair value. For certain financial instruments, such as derivatives, fair value recognition is mandatory while for others there is the option of using either fair value or amortized cost as the basis of measurement. With respect to financial instruments other than derivatives, the adoption of section 3855 did not have a material impact on us because our non-derivative financial instruments continue to be carried at amortized cost under the new accounting rules.

Section 3865 replaces AcG-13, Hedging Relationships, and provides new standards for the accounting treatment of qualifying hedging relationships and the related disclosures. The recommendations of this section are optional and are only required if the entity is applying hedge accounting. We have elected not to apply hedge accounting at this time under section 3865.

The adoption of section 3855 and the Trust's election not to designate its foreign exchange forward contracts as hedges may contribute to earnings volatility and may have a material impact on reported net income in a given period depending on the variability of the U.S./Canadian dollar exchange rate and the amount of forward contracts outstanding. We continue to enter into a significant number of foreign exchange forward contracts in accordance with our regular ongoing foreign currency risk management program. At June 30, 2007 we have outstanding forward contracts totalling US$695 million at an average forward exchange rate of US$0.87.  These derivatives are carried at fair value on our balance sheet with changes in the fair value of the derivative between the date of inception and the maturity date recorded as

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gains or losses in our income statement. The fair value of our outstanding forward contracts at June 30, 2007 is an unrealized gain of $65 million, which is recorded as a current asset in our balance sheet and in our income statement as other non-operating income.

As a result of our decision not to apply hedge accounting, both the realized and unrealized gains or losses on our foreign exchange forward contracts are recorded as other non-operating items in our income statement.  Prior to 2007, the foreign exchange forward contracts were designated as hedges under the previous accounting rules, and accordingly, unrealized gains or losses on the contracts were not recorded in our income statement and the realized gains or losses on the contracts were included in revenues.

Section 1530 introduced the concept of comprehensive income and provides alternatives for the disclosure of other comprehensive income. Accumulated other comprehensive income is a new caption within the unitholders' equity section of our balance sheet. Other comprehensive income includes certain unrealized items affecting the carrying amounts of assets and liabilities that are not included in net income. The major item that is included in our other comprehensive income is the foreign currency translation adjustment. On January 1, 2007, the foreign currency translation account balance of $9.0 million was reclassified to accumulated other comprehensive income. This reclassification did not affect total unitholders' equity or net income. In the second quarter of 2007, the foreign currency translation account balance was eliminated due to the sale of NYCO.

Risk Factors

Unitholders should refer to the 'Risk and Uncertainties' section in the Trust's 2006 Management's Discussion and Analysis, and the 'Risk Factors' section in the 2006 Annual Information Form for other factors that could potentially impact the Trust's financial performance and its ability to meet its targets.

Caution Regarding Forward-Looking Statements

This management's discussion and analysis contains forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995 relating, but not limited to, the Trust's expectations, intentions, plans and beliefs. Forward-looking information can often be identified by forward-looking words such as "anticipate", "believe", "expect", "goal", "plan", "intend", "estimate", "may", and "will" or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. This management's discussion and analysis contains forward-looking information, included in, but not limited to, the sections titled 'Overview', 'Results of Operations', 'Liquidity and Capital Resources', 'Outlook, 'Taxation of Trusts in Canada', and 'Changes in Accounting Policies'.

Unitholders and prospective investors are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, of both a general and specific nature, that could cause actual results to differ materially from those suggested by the forward-looking information or contribute to the possibility that predictions, forecasts, or projections will prove to be materially inaccurate.

These factors include, but are not limited to: the dependency of the Trust on cash distributions from Elk Valley Coal; interest rate fluctuations and other factors affecting yield; the potential liability of the Trust for income tax; potential changes in the taxation of income trusts; the nature of the Trust's units, particularly that distributions on the Trust's units are not fixed; dilution resulting from the issuance of additional units; the magnitude of capital expenditures incurred by Elk Valley Coal or the Trust; the negative impact of paying for unfunded liabilities such as pension, post-retirement benefits or asset retirement obligations; restrictions on potential growth resulting from the payout of available cash to unitholders; the availability of credit facilities for capital expenditure requirements, limitations imposed by credit facilities restricting the ability of the Trust or Elk Valley Coal to incur debt, dispose of assets or pay distributions; conflicts of interest between the Trust, Elk Valley Coal and the managing partner of Elk Valley Coal; operational risks affecting funds available to the Trust for distribution to unitholders; operational issues at minesites; disruption or delays in construction at minesites; shortage and quality of mining equipment and related operating

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supplies, including haul truck tires; cost increases for mining equipment and services; increasing mining and energy costs; foreign currency exchange rate fluctuations; risks inherent in the use of derivative instruments; dependency on major customers; the ability of Elk Valley Coal to attract and retain skilled personnel;; changes in environmental laws which could have a negative impact on Elk Valley Coal's operations and profitability; uncertainties surrounding applications for permits and permitting processes; accuracy of liability accruals; and assertion of aboriginal rights claims.

Additional factors include changes in commodity prices; changes in steel-making methods and other technological changes; the strength of the various economies that purchase significant amounts of coking coal or steel products; difficulties and uncertainties inherent in operating and selling products in foreign countries; changes in regulations relating to the use of metallurgical coal and industrial minerals; the magnitude of the Trust's interest in Elk Valley Coal; the effectiveness of the managing partner of Elk Valley Coal in managing the partnership's affairs; the effects of competition and pricing pressures in the metallurgical coal market; risks inherent in the mining industry and the inability of Elk Valley Coal or the Trust to insure against certain of these risks; the oversupply of, or lack of demand for, metallurgical coal; events which could disrupt operations and/or the transportation of products, including labour stoppages related to industrial accidents, work stoppages, renegotiation of collective agreements and/or severe or abnormal weather conditions or natural disasters; demand for, availability and pricing of rail, port and other transportation services; management's ability to anticipate and manage the risks to which Elk Valley Coal and/or the Trust are exposed; uncertainty involving the geology of mineral deposits; uncertainty of estimates of the size or composition of mineral deposits; uncertainty of estimates of reserves and resources; uncertainty of projections relating to costs of production and transportation or estimates of market prices for the mineral; the possibility of delays in mining activities; changes in plans with respect to exploration, development projects or capital expenditures; risks relating to health, safety and environmental matters; and general economic, business and market conditions.

The forward-looking statements contained in this management's discussion and analysis are based, in part, upon certain assumptions made by the Trust, including, but not limited to, the following: no material disruption in production; no material variation in anticipated coal sales volumes, coal prices or cost of product sold; no material variation in the forecasted yields, strip ratios, haul distances and productivity for each mine in which the Trust has an interest; no material increases in the global supply of hard coking coal other than what is currently projected by management; significant quantities of weaker coking coals will not be substituted for hard coking coal beyond current levels of substitution; continued strength in global steel markets; no material disruption in construction or operations at minesites; no variation in availability or allocation of haul truck tires to Elk Valley Coal until late 2008; an absence of labour disputes in the forecast period; no material increase in the cost of labour; no material variations in markets and pricing of metallurgical coal other than anticipated variations; no material variation in anticipated mining, energy or transportation costs; continued availability of and no material disruption in rail service and port facilities; no material delays in the current timing for completion of ongoing projects; financing will be available on terms favourable to the Trust and Elk Valley Coal; no material variation in the operations of Elk Valley Coal customers which could impact coal purchases; no material variation in historical coal purchasing practices of customers; coal sales contracts will be entered into with new customers; existing inventories will not result in decreased sales volumes; parties execute and deliver contracts currently under negotiation; and no material variations in the current tax regulatory environment.

The Trust cautions that the list of factors and assumptions set forth above is not exhaustive. Some of the risks, uncertainties and other factors which negatively affect the reliability of forward-looking information are discussed in the Trust's public filings with the Canadian and United States securities regulatory authorities, including its most recent consolidated financial statements, management's discussion and analysis, management information circular, annual information form, quarterly reports, material change reports and news releases. Copies of the Trust's Canadian public filings are available on SEDAR at www.sedar.com. The Trust's US public filings, including the Trust's most recent annual report of form 40-F as supplemented by its filings on form 6-K, are available at www.sec.gov. The Trust further cautions that information contained on, or accessible through, these websites is current only as of the date of such information and may be superseded by subsequent events or filings. The Trust undertakes no obligation to update publicly or otherwise revise any information, including any forward-looking information, whether as a result of new information, future events or other such factors that affect this information except as required by law.

Fording Canadian Coal Trust